SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SUMMIT MIDSTREAM PARTNERS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

866142102

(CUSIP Number)

DECEMBER 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 866142102		SCHEDULE 13G

1	Names of Reporting Persons Summit Midstream Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 29,703,421(1)

	6	Shared Voting Power

	7	Sole Dispositive Power 29,703,421 (1)

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,703,421 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 50.5% (2)

12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)        Represents 5,293,571 common units representing limited partner interests (“Common Units”), or 15.4% of the outstanding Common Units, and 24,409,850 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by Summit Midstream Partners Holdings, LLC (“SMP Holdings”), of which Summit Midstream Partners, LLC (“Summit Investments”) is the sole member. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.

(2)        Based upon 34,423,997 Common Units and 24,409,850 Subordinated Units outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 7, 2014.

CUSIP No.: 866142102		SCHEDULE 13G

1	Names of Reporting Persons Summit Midstream Partners Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 29,703,421 (1)

	7	Sole Dispositive Power

	8	Shared Dispositive Power 29,703,421 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,703,421 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 50.5% (2)

12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)        Represents 5,293,571 common units representing limited partner interests (“Common Units”), or 15.4% of the outstanding Common Units, and 24,409,850 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by Summit Midstream Partners Holdings, LLC (“SMP Holdings”), of which Summit Midstream Partners, LLC (“Summit Investments”) is the sole member. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.

(2)        Based upon 34,423,997 Common Units and 24,409,850 Subordinated Units outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 7, 2014.

CUSIP No.: 866142102		SCHEDULE 13G

1	Names of Reporting Persons Energy Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 29,703,421 (1)

	7	Sole Dispositive Power

	8	Shared Dispositive Power 29,703,421 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,703,421 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 50.5% (2)

12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)        Represents 5,293,571 common units representing limited partner interests (“Common Units”), or 15.4% of the outstanding Common Units, and 24,409,850 subordinated units representing limited partner interests (“Subordinated Units”), or 100% of the outstanding Subordinated Units, in the Issuer held directly by Summit Midstream Partners Holdings, LLC (“SMP Holdings”), of which Summit Midstream Partners, LLC (“Summit Investments”) is the sole member. Energy Capital Partners II, LLC (“ECP II”) and its parallel and co-investment funds (the “ECP Funds” and, together with ECP II, “ECP”) hold, in the aggregate, greater than a majority of the membership interest in Summit Investments. ECP II is the general partner of the general partner of each ECP Fund that holds membership interests in Summit Investments and has voting and investment control over the securities held thereby. Accordingly, ECP may be deemed to indirectly beneficially own the Common Units and the Subordinated Units of the Issuer held by Summit Investments and SMP Holdings.

(2)         Based upon 34,423,997 Common Units and 24,409,850 Subordinated Units outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 7, 2014.

CUSIP No.: 866142102	SCHEDULE 13G

Item 1(a).	Name of Issuer: Summit Midstream Partners, LP
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1790 Hughes Landing Boulevard, Suite 500 The Woodlands, TX 77380

Item 2(a).	Name of Person(s) Filing: Summit Midstream Partners, LLC Summit Midstream Partners Holdings, LLC Energy Capital Partners II, LLC	(“Summit Investments”) (“SMP Holdings”) (“ECP II”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Principal business office for Summit Investments and SMP Holdings:

1790 Hughes Landing Boulevard, Suite 500

The Woodlands, TX 77380

Principal business office for ECP II:

51 John F. Kennedy Parkway, Suite 200

Short Hills, New Jersey 07078

Item 2(c).	Citizenship: Summit Investments SMP Holdings ECP II	Delaware Delaware Delaware
Item 2(d).	Title of Class of Securities: Common units representing limited partner interests
Item 2(e).	CUSIP Number: 866142102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 866142102	SCHEDULE 13G

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		Summit Investments		SMP Holdings		ECP II
(a)	Amount beneficially owned:	29,703,421	(1),(2),(3)	29,703,421	(1),(2),(3)	29,703,421	(1),(2),(3)
(b)	Percent of class:	50.5	%(4)	50.5	%(4)	50.5	%(4)
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote:	29,703,421	(1)
	(ii) Shared power to vote or to direct the vote:			29,703,421	(3)	29,703,421	(3)
	(iii) Sole power to dispose or to direct the disposition of:	29,703,421	(1)
	(iv) Shared power to dispose or to direct the disposition of:			29,703,421	(3)	29,703,421	(3)

(1)   Represents 5,293,571 common units representing limited partner interests (“Common Units”) and 24,409,850 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer held directly by SMP Holdings, of which Summit Investments is the sole member.

(2)   The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement.

(3)   SMP Holdings beneficially owns 5,293,571 Common Units, or 15.4% of the outstanding Common Units, and 24,409,850 Subordinated Units, or 100% of the outstanding Subordinated Units, in the Issuer. ECP II and its parallel and co-investment funds (the “ECP Funds” and, together with ECP II, “ECP”) hold, in the aggregate, greater than a majority of the membership interests in Summit Investments. ECP II is the general partner of the general partner of each ECP Fund that holds membership interests in Summit Investments and has voting and investment control over the securities held thereby. Accordingly, ECP may be deemed to indirectly beneficially own the Common Units and Subordinated Units of the Issuer held by Summit Investments and SMP Holdings.

(4)   Based upon 34,423,997 Common Units and 24,409,850 Subordinated Units outstanding as of October 31, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 7, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

SUMMIT MIDSTREAM PARTNERS, LLC
a Delaware limited liability company

	By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President, General Counsel and Secretary

SUMMIT MIDSTREAM PARTNERS HOLDINGS, LLC
a Delaware limited liability company

	By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President, General Counsel and Secretary

ENERGY CAPITAL PARTNERS II, LLC
a Delaware limited liability company

	By:	/s/ Christopher M. Leininger
Christopher M. Leininger
Deputy General Counsel